UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

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Commission File Number: 001-35729

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JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

JOYY Inc. Adopted an Amended and Restated 2011 Share Incentive Plan

JOYY Inc. (“JOYY” or the “Company”) adopted an Amended and Restated 2011 Share Incentive Plan (the “A&R 2011 Plan”), as approved and authorized by the board of directors of the Company and its compensation committee, effective July 1, 2021. The A&R 2011 Plan amends and restates the previously adopted 2011 Share Incentive Plan (the “Original 2011 Plan”) of the Company in its entirety and assumes all awards granted under the Original 2011 Plan.

The Company may grant options, restricted shares, restricted share units and other types of awards to its employees, consultants, qualified service providers and all members of the board of directors pursuant to the A&R 2011 Plan. Under the A&R 2011 Plan, the maximum aggregate number of shares of the Company available for grant of awards is initially 131,950,949 Class A common shares, plus an annual increase of 20,000,000 Class A common shares on the first day of each fiscal year, beginning in 2022, or such lesser number of Class A common shares as determined by the board of directors of the Company. The A&R 2011 Plan will expire upon the tenth anniversary of the effective date.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	JOYY Inc. Amended and Restated 2011 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: July 2, 2021